

August 11, 2020

<u>Via E-Mail</u>

Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

> **Re: CoreLogic, Inc.**
> **PRRN14A filed August 6, 2020**
> **Filed by Senator Investment Group, Inc., *et al.***
> **File No. 1-13585**

Dear Mr. Brand:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the revised preliminary proxy statement listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your revised proxy statement, unless otherwise indicated.

<u>Revised Preliminary Proxy Statement filed August 6, 2020 - General</u>

1. Please generally revise the proxy statement to reflect recent developments, including the fact that the Company has set the special meeting for November 17, 2020. Given this fact, your revised proxy should also explain the reason you are continuing to solicit consents to call a special meeting.

2. Refer to comment 2 in our prior letter dated July 31, 2020. Your revised disclosure in response to that comment states that a Special Meeting Request Card delivered to the Requesting Stockholder will continue to be valid until the earlier of the Special Meeting

or the termination of the solicitation. However, we understand that DGCL Section 228(c) and CoreLogic's Amended and Restated Bylaws invalidate any Special Meeting Request Card not delivered within 60 days of the delivery of the first such Card. Please advise or revise.

Plans for the Special Meeting – Proposal 2, page 7

3. You have not filled in the blanks in the revised proxy statement identifying the Company directors you are seeking to remove. Please identify them in the next preliminary version of this proxy statement.

4. The disclosure in the carryover sentence at the bottom of page 7 continuing onto page 8 states that a director on the Board may be removed with or without cause "by the holders of a majority in voting power of all issued and outstanding stock entitled to vote at an election of directors." However, the disclosure in the second full paragraph on page 8 states that removal of a director "requires the affirmative vote of the holders of a majority of shares of Company Common Stock present in person or represented by proxy and entitled to vote on the matter." This appears to be a different standard. Please revise to clarify.

5. Refer again to the second paragraph on page 8, last sentence. Your disclosure states that broker non-votes will not be counted in determining the outcome of Proposal 2. Given what we understand to be the voting standard on Proposal 2 under Section 3.4(b) of the Bylaws and Section 141(k) of the DGCL, it appears that broker non-votes would have the effect of a vote against Proposal 2. Please revise or advise.

Proposal 3, page 8

6. You state that by granting you a proxy for the special meeting, a shareholder will be authorizing the Requesting Stockholder to submit an application to the Delaware Court of Chancery to request the Court to order an election to be held to fill any vacancies if the directors then in office constitute less than a majority of the entire Board. Consider presenting this as a separate proposal to allow shareholders to express their wishes on this point. See Rule 14a-4(b).

7. See our last comment above. Since it appears there is some disagreement about whether replacement Nominees may be elected to the Board versus appointed by existing directors, please present as two separate matters the election of the Nominees and the precatory request to the Board to appoint the Nominees in the event they are not able to be elected. See Rule 14a-4(b).

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263, or in my absence, Dan Duchovny, at (202) 551-3619.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Joshua Apfelroth, Esq. (via email)